As filed with the Securities and Exchange Commission on December 28, 2007.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
Amendment No. 4
Rule 13e-3 Transaction Statement
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
NORTHLAND CABLE PROPERTIES SEVEN LIMITED PARTNERSHIP
(Name of the Issuer)
Northland Cable Properties Seven Limited Partnership
Northland Communications Corporation
Northland Cable Television, Inc.
Northland Cable Properties, Inc.
John S. Whetzell
Richard I. Clark
(Name of Person(s) Filing Statement)
Participation Interests in Northland Cable Properties Seven Limited Partnership
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
John S. Whetzell, Chief Executive Officer
Northland Communications Corporation
101 Stewart Street, Suite 700
Seattle, Washington 98101
(206) 621-1351
(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)
With a copy to:
Georges H.G. Yates, Esq.
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, Washington 98101-3099
(206) 359-3402
     This statement is filed in connection with (check the appropriate box):
     a. ☑ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. ☐ The filing of a registration statement under the Securities Act of 1933.
     c. ☐ A tender offer.
     d. ☐ None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$19,950,000	$612.47

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $612.47	Filing party: Northland Cable Properties Seven Limited Partnership

Form or registration no.: Schedule 14A—Preliminary Proxy Statement	Date filed: October 11, 2007

INTRODUCTION.
     This Amendment No. 4 to the Rule 13e-3 Transaction Statement (the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by Northland Cable Properties Seven Limited Partnership, a Washington limited partnership (“NCP-Seven”), Northland Communications Corporation, a Washington corporation, Northland Cable Television, Inc., a Washington corporation, Northland Cable Properties, Inc., a Washington corporation, John S. Whetzell, Chief Executive Officer of Northland Communications Corporation, and Richard I. Clark, Executive Vice President of Northland Communications Corporation (collectively the “Filing Persons”) to amend and restate the Rule 13e-3 Transaction Statement filed by the Filing Persons on December 19, 2007.
     NCP-Seven is a party to an Asset Purchase Agreement dated July 5, 2007 (the “Green River Purchase Agreement”) with Green River Media and Communications, LLC (“Green River”), pursuant to which NCP-Seven has agreed to sell substantially all of its assets to Green River for the purchase price of $19,950,000, which may be adjusted based on subscription revenue generated by NCP-Seven prior to closing (the “Green River transaction”). This Transaction Statement relates to the proposed sale of substantially all the assets of NCP-Seven to Northland Communications Corporation or one or more of its affiliates, if the Green River transaction is not consummated by March 31, 2008, or such later date mutually agreed upon by NCP-Seven and Green River, or in the event that the transaction between NCP-Seven and Green River is otherwise terminated prior to such date. In the event that the Green River transaction is terminated, NCP-Seven would be authorized to enter into a purchase agreement with Northland Communications Corporation or one or more of its affiliates (the “NCC Purchase Agreement”). Pursuant to the NCC Purchase Agreement, the transaction between NCP-Seven and Northland Communications Corporation or one or more of its affiliates will be subject to substantially the same terms and conditions as provided in the Green River Purchase Agreement, except that Northland Communications Corporation’s obligation to consummate the asset purchase transaction will be subject to its ability to secure financing on satisfactory terms. If such condition is not met within 90 days after the effective date of the NCC Purchase Agreement, Northland Communications Corporation would have the right to terminate the NCC Purchase Agreement.
     On December 19, 2007, NCP-Seven filed with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which NCP-Seven is soliciting proxies from limited partners of NCP-Seven in connection with the above described transactions. The Proxy Statement is incorporated by reference hereto as Exhibit (a)(1). A copy of the Green River Purchase Agreement as well as a copy of the form of the NCC Purchase Agreement is attached to the Proxy Statement as Exhibit B and Exhibit C, respectively, and each is incorporated herein by reference.
     Pursuant to General Instruction G to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.
     All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person was supplied by such Filing Person, and no other Filing Person, including NCP-Seven, takes responsibility for the accuracy of such information as it relates to any other Filing Person.
     The filing of this Transaction Statement shall not be construed as an admission by any of the Filing Persons or by any affiliate of a Filing Person that any Filing Person is an “Affiliate” of NCP-Seven within the meaning of Rule 13e-3.

ITEM 1. SUMMARY TERM SHEET.
     The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“SUMMARY TERM SHEET”
ITEM 2. SUBJECT COMPANY INFORMATION.
     (a) Name and address. NCP-Seven’s name and address and telephone number of its principal executive office is as follows:
Northland Cable Properties Seven Limited Partnership
101 Stewart Street, Suite 700
Seattle, Washington 98101
(206) 621-1351
     (b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“INFORMATION ABOUT NCP-SEVEN—General”
     (c) Trading market and price. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“INFORMATION ABOUT NCP-SEVEN—General”
     (d) Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“INFORMATION ABOUT NCP-SEVEN—NCP-Seven’s Business”
     (e) Prior public offerings. Not applicable.
     (f) Prior stock purchases. Not applicable.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
     (a) Name and address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET—Alternative Sale of NCP-Seven’s Assets to the Managing General Partner or One or More of the Affiliates of the Managing General Partner”
     “INFORMATION ABOUT NCP-SEVEN—Management and Beneficial Ownership of NCP-Seven”
     (b) Business and background of entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET—Alternative Sale of NCP-Seven’s Assets to the Managing General Partner or One or More of the Affiliates of the Managing General Partner”
     “INFORMATION ABOUT NCP-SEVEN—Management and Beneficial Ownership of NCP-Seven”
     (c) Business and background of natural persons. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“SUMMARY TERM SHEET—Alternative Sale of NCP-Seven’s Assets to the Managing General Partner or One or More of the Affiliates of the Managing General Partner”
ITEM 4. TERMS OF THE TRANSACTION.
     (a) Material terms.

     (1) Not applicable.
     (2)(i) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET—Sale of NCP-Seven’s Assets to Green River”
“SUMMARY TERM SHEET —Alternative Sale of NCP-Seven’s Assets to the Managing General Partner or One or More of the Affiliates of the Managing General Partner”
     (2)(ii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET—Sale of NCP-Seven’s Assets to Green River”
“SUMMARY TERM SHEET— Alternative Sale of NCP-Seven’s Assets to the Managing General Partner or One or More of the Affiliates of the Managing General Partner”
“SPECIFIC TERMS OF THE PROPOSED ASSET SALES—General Structure of the Proposed Green River Transaction”
“SPECIFIC TERMS OF THE PROPOSED ASSET SALES—General Structure of the Alternative Sale Transaction”
“DISSOLUTION AND LIQUIDATION CONSEQUENCES OF THE PROPOSED SALES—Projected Cash Available from Liquidation”
     (2)(iii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS OF THE PROPOSED SALES—Reasons for the Proposed Sales”
     (2)(iv) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“THE SPECIAL MEETING—Quorum; Vote Required for Approval”
     (2)(v) Not applicable.
     (2)(vi) Not applicable.
     (2)(vii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS OF THE PROPOSED SALES—Federal and State Income Tax Consequences of the Proposed Sales”
     (c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET—Conflicts of Interest of the Managing General Partner”
“SPECIAL FACTORS OF THE PROPOSED SALES—Reasons for the Proposed Sales”
     (d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET—You Do Not Have Dissenters’ Rights”
“SPECIAL FACTORS OF THE PROPOSED SALES—Risk Factors Pertaining to the Proposed Sales”

     (e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS OF THE PROPOSED SALES—Chronology of Events Leading up to the Proposed Sales”
     (f) Eligibility for listing or trading. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“INFORMATION ABOUT NCP-SEVEN—General”
ITEM 5. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.
     (a)(1)-(2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“INFORMATION ABOUT NCP-SEVEN—Transactions with the Managing General Partner and Affiliates”
“FINANCIAL STATEMENTS—Audited Financial Statement of Northland Cable Properties Seven Limited Partnership—Note 5”
     (b)-(c) Significant corporate events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIFIC TERMS OF THE PROPOSED ASSET SALES—General Structure of the Alternative Sale Transaction”
“SPECIAL FACTORS OF THE PROPOSED SALES—Chronology of Events Leading up to the Proposed Sales”
     (e) Not applicable.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     (b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET—Liquidation and Dissolution of NCP-Seven Following Consummation of the Proposed Sales”
“DISSOLUTION AND LIQUIDATION CONSEQUENCES OF THE PROPOSED SALES”
     (c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIFIC TERMS OF THE PROPOSED ASSET SALES—General Structure of the Proposed Green River Transaction”
“SPECIFIC TERMS OF THE PROPOSED ASSET SALES —General Structure of the Alternative Sale Transaction”
“DISSOLUTION AND LIQUIDATION CONSEQUENCES OF THE PROPOSED SALES—Dissolution Procedures”
ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.
     (a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS OF THE PROPOSED SALES—Reasons for the Proposed Sales”

     (b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS OF THE PROPOSED SALES—Alternatives to the Proposed Sales”
     (c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS OF THE PROPOSED SALES—Reasons for the Proposed Sales”
     (d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET—Likely Consequences of Your Vote”
“SUMMARY TERM SHEET—Conflicts of Interest of the Managing General Partner”
“SUMMARY TERM SHEET—Conflicts of Interest of the Managing General Partner”
“DISSOLUTION AND LIQUIDATION CONSEQUENCES OF THE PROPOSED SALES”
“SPECIAL FACTORS OF THE PROPOSED SALES—Federal and State Income Tax Consequences of the Proposed Sales”
ITEM 8. FAIRNESS OF THE TRANSACTION.
     (a)-(b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET—Fairness of the Proposed Sales”
“SPECIAL FACTORS OF THE PROPOSED SALES—Fairness of the Proposed Sales—The Managing General Partner’s Beliefs as to Fairness”
“SPECIAL FACTORS OF THE PROPOSED SALES—Fairness of the Proposed Sales—Material Factors Underlying Belief as to Fairness”
     (c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS OF THE PROPOSED SALES—Fairness of the Proposed Sales—Material Factors Underlying Belief as to Fairness—Consent Procedures and Procedural Safeguards”
     (d) Unaffiliated representative. Not applicable.
     (e) Approval of directors. Not applicable.
     (f) Other offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS OF THE PROPOSED SALES—Fairness of the Proposed Sales—Material Factors Underlying Belief as to Fairness—Third-Party Bid Solicitation”
ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.
     (a) Report, opinion or appraisal. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“SPECIAL FACTORS OF THE PROPOSED SALES—Chronology of Events Leading Up to the Proposed Sales”
     (b)-(c) Not Applicable.
ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a) Source of funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIFIC TERMS OF THE PROPOSED ASSET SALES—Purchaser’s Sources of Funds”
     (b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET—Alternative Sale of NCP-Seven’s Assets to the Managing General Partner or One or More of the Affiliates of the Managing General Partner”
“SPECIFIC TERMS OF THE PROPOSED ASSET SALES—General Structure of the Alternative Sale Transaction”
     (c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “DISSOLUTION AND LIQUIDATION CONSEQUENCES OF THE PROPOSED SALES—Projected Aggregate Cash Available Following the Closing of the Proposed Sales”
     (d) Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET—Alternative Sale of NCP-Seven’s Assets to the Managing General Partner or One or More of the Affiliates of the Managing General Partner”
“SPECIFIC TERMS OF THE PROPOSED ASSET SALES—Purchaser’s Sources of Funds”
ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
     (a) Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“INFORMATION ABOUT NCP-SEVEN—Beneficial Ownership”
     (b) Securities transactions. Not applicable.
ITEM 12. THE SOLICITATION OR RECOMMENDATION.
     (d)-(e) Intent to tender or vote in a going-private transaction; Recommendations of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET—The Managing General Partner Recommends Approving the Proposed Green River Transaction and the Alternative Sale Transaction”
“SPECIAL FACTORS OF THE PROPOSED SALES—Reasons for the Proposed Sales”
ITEM 13. FINANCIAL INFORMATION.
     (a) Financial information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY OF HISTORICAL FINANCIAL INFORMATION”
“INFORMATION ABOUT NCP-SEVEN—Selected Quarterly Financial Data”
“FINANCIAL STATEMENTS”
     (b) Pro forma information. Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     (a)-(b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“THE SPECIAL MEETING—Solicitations of Proxies”
ITEM 15. ADDITIONAL INFORMATION.
     (b) Other material information. The information set forth in the Proxy Statement, including all exhibits attached thereto, is incorporated herein by reference.
ITEM 16. MATERIAL TO BE FILED AS EXHIBITS
     (a)(1) Definitive Proxy Statement of Northland Cable Properties Seven Limited Partnership (incorporated herein by reference to NCP-Seven’s Definitive Schedule 14A filed with the Securities and Exchange Commission on December 19, 2007).
     (a)(2) Form of Proxy Card (incorporated herein by reference to Exhibit A of the Proxy Statement).
     (a)(3) Letter to Stockholders (incorporated herein by reference to the Proxy Statement).
     (a)(4) Letter to Stockholders (incorporated herein by reference to NCP-Seven’s Definitive Additional Materials filed on Schedule 14A with the Securities and Exchange Commission on December 28, 2007).
     (b) None.
     (c)(1) Financial analysis presentation materials, dated September 27, 2007, prepared by Duff & Phelps LLC, for Northland Communications Corporation (incorporated herein by reference to Amendment No. 2 to NCP-Seven’s Rule 13e-3 Transaction Statement filed with the Securities and Exchange Commission on November 30, 2007).
     (c)(2) Bid Summary prepared by Daniels & Associates for Northland Communications Corporation (incorporated herein by reference to Amendment No. 3 to NCP-Seven’s Rule 13e-3 Transaction Statement filed with the Securities and Exchange Commission on December 19, 2007).
     (d)(1) Asset Purchase Agreement Between Northland Cable Properties Seven Limited Partnership and Green River Media and Communications, LLC dated July 5, 2007 (incorporated herein by reference to Exhibit B to NCP Seven’s Definitive Schedule 14A filed with the Securities and Exchange Commission on December 19, 2007.
     (d)(2)  Asset Purchase Agreement Between Northland Cable Properties Seven Limited Partnership and Northland Communications Corporation (incorporated herein by reference to Exhibit C to NCP-Seven’s Definitive Schedule 14A filed with the Securities and Exchange Commission on December 19, 2007).
     (f) Not applicable.
     (g) Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated December 28, 2007

NORTHLAND CABLE PROPERTIES SEVEN LIMITED PARTNERSHIP
By:	NORTHLAND COMMUNICATIONS CORPORATION
Managing General Partner

	By:	/s/ JOHN S. WHETZELL
John S. Whetzell, Chief Executive Officer

	By:	/s/ RICHARD I. CLARK
Richard I. Clark, Executive Vice President

NORTHLAND COMMUNICATIONS CORPORATION
By:	/s/ JOHN S. WHETZELL
John S. Whetzell, Chief Executive Officer

By:	/s/ RICHARD I. CLARK
Richard I. Clark, Executive Vice President

NORTHLAND CABLE TELEVISION, INC.
By:	/s/ JOHN S. WHETZELL
John S. Whetzell, Chief Executive Officer

By:	/s/ RICHARD I. CLARK
Richard I. Clark, Executive Vice President

NORTHLAND CABLE PROPERTIES, INC.
By:	/s/ JOHN S. WHETZELL
John S. Whetzell, Chief Executive Officer

By:	/s/ RICHARD I. CLARK
Richard I. Clark, Executive Vice President

/s/ JOHN S. WHETZELL
John S. Whetzell

/s/ RICHARD I. CLARK
Richard I. Clark